TASEKO ANNOUNCES SUSTAINABILITY PERFORMANCE

May 11, 2020, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB; LSE: TKO) ("Taseko" or the "Company") has published its first Environmental, Social, and Governance ("ESG") Report, titled Our Contribution to Society (the "Report"). The Report is an examination of the Company's sustainable performance, with specific details for 2017, 2018 and 2019.

Stuart McDonald, Taseko's President, commented, "Taseko has accomplished many operational milestones. From restarting, modernizing, and expanding our flagship Gibraltar Mine in British Columbia to achieving record mine production and successful operational performance of our state-of-the-art Florence Copper Production Test Facility in Arizona."

Russell Hallbauer, Chief Executive Officer, commented, "Taseko's success, however, can be measured in ways that go beyond production and financial results. The Company has an enviable track record of contribution when it comes to environmental protection and generating social value through disciplined governance.  Our Report is an accounting of our ESG results and the value generated for people measured against the environmental impact of the business."

Report highlights include:

  Award winning safety record at Gibraltar, having won the prestigious John Ash Award in 2014, 2015, 2016, and 2018
  Over 76,000 trees and 202,000 shrubs planted since 2004
  Savings of 238,000,000 kilowatts of energy since 2014
  Gibraltar Mine spent over $321 million on supplier goods and services in 2019. Approximately 38% ($121 million) were purchased from suppliers and contractors in the BC Interior and Cariboo regions.
  US$12 million into the local economies of Florence, Coolidge, San Tan Valley, Queen Creek, and surrounding communities in 2018
  $6.5 million in charitable giving since 2011 -- arts, culture, education, health, research, and other community programs
  Gibraltar employees, along with the Company, have donated $785,000 to the Annual United Way Campaign, an employee driven program focused on local needs since 2008
  11,800 tires, 50,200 kilograms of batteries, 32,200 tons of steel, and 88,900 kilograms of cardboard, among other items being, recycled since 2004

Unwavering dedication to employee safety, environmental protection, and delivering social value - these are the commitments that fulfil Taseko's broader obligation to sustainable development.

"We freely offer the results of this examination so that those interested in the work we do are better able to consider the public value of our contribution," concluded Mr. McDonald.

The full report can be viewed and downloaded at tasekomines.com/our-contribution

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:  Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer

CEO & Director

No regulatory authority has approved or disapproved of the information contained in this news release

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward looking statements") that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Any statements that express, or involve discussions as to, expectations, believes, plans, objectives, assumptions or future events or performance that are not historical facts, are forward-looking statements.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•   uncertainties and costs related to the Company's exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

•   uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•   uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

•   uncertainties related to the ability to obtain necessary title, licenses and permits for development projects and project delays due to third party opposition;

  our ability to comply with the extensive governmental regulation to which our business is subject;

•   uncertainties related to unexpected judicial or regulatory proceedings;

•   changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;

•   changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•   the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;

•   the risk of inadequate insurance or inability to obtain insurance to cover mining risks;

•   the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•   environmental issues and liabilities associated with mining including processing and stock piling ore;

•   labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;

•   the availability of, and uncertainties relating to the development of, infrastructure necessary for the development of our projects;

•   our reliance upon key personnel; and

•   uncertainties relating to increased competition and conditions in the mining capital markets.

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the "Risk Factors" included in our Annual Information Form.